S
SEC
Mail Processing
Section
FEB 19 2019
Washington DC
413

19005500

N

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-69527

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Triloma Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 North New York Avenue, Suite 200
(No. and Street)

Winter Park (City) FL (State) 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck (561) 283-0772
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenfield and Company PLLC
(Name - if individual, state last, first, middle name)

301 East Pine Street, Suite 975 (Address) Orlando (City) FL (State) 32801 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 19 REC'D
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

E.B.

RMS

AFFIRMATION

I, Nick Dolya, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Triloma Securities LLC for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Nick Dolya

Signature

President

Title

Jana Cotta

Notary Public

2-15-19

JANA COTTA
Notary Public – State of Florida
Commission # GG 081962
My Comm. Expires Jun 17, 2021

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] Independent Auditors' Report on Applying Agreed-Upon Procedures Required Under SEC Rule 17a-5(e)(4)
[ ] A copy of the SIPC Supplementary Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplementary Report on Internal Control).
[ ] Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[ ] Independent Auditors' Report regarding Rule 15c3-3 exemption report.
[ ] Rule 15c3-3 exemption report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRILOMA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

TRILOMA SECURITIES, LLC
TABLE OF CONTENTS
DECEMBER 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION 2

NOTES TO FINANCIAL STATEMENTS 3

ROSENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

ROSENFIELD AND CO, PLLC
(888) 556-1154 I INFO@ROSENFIELDANDCO.COM
ROSENFIELDANDCO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Triloma Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triloma Securities, LLC,("the Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion

We have served as Triloma Securities, LLC's auditor since 2015

Rosenfield & Company PLLC

Rosenfield and Company, PLLC
Orlando, Florida
February 15, 2019

TRILOMA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$ 2,742,893
Accounts Receivable	153,872
Regulatory Deposit	8,519
Prepaid Expenses	142,868
Furniture and Office Equipment, Net	4,198
Other Assets	8,250
Total Assets	$ 3,060,600

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable	$ 10,214
Accrued Compensation	379,465
Accrued Expenses	36,667
Total Liabilities	426,346
Member's Equity	2,634,254
Total Liabilities and Member's Equity	$ 3,060,600

See accompanying Notes to Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Triloma Securities, LLC (the Company), a Florida limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Triloma Securities, LLC is wholly owned by Triloma Financial Group, LLC (the Member).

The Company provides a limited range of services related to syndication and primarily acts as a broker or dealer of public placements of closed end funds and private placements of other securities on a best efforts basis.

The Company has also provided investment-banking services such as raising financial capital or acting as the agent in the issuance of securities on a best efforts underwriting contractual agreement. In a best efforts underwriting engagement, the Company will do its best to sell all of the securities that are offered by the issuer, but in no way is the Company obligated to purchase the securities for its own account.

The liability of the Member is limited to the capital held by the Company.

Operations

The Member intends to continue to fund the operations of the Company in the future, if needed.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are uncollateralized obligations related to the following:

- Expenses of the Company that are billed in connection with funds offered by the Company or their sponsor or co-sponsor for reimbursement,

- Billings generated from consulting engagements,

- Fees receivable generated by the sale of private placements and closed end funds. Payments are made by the transfer agent, and are typically paid within one week of the trade date for the respective investment once escrow has been broken for a respective fund.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable (continued)

Accounts receivable are stated at the invoice amount and interest is not accrued on the outstanding receivable balance.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectability of specific accounts receivable, the aging of the accounts receivable, historical collection information, and existing economic conditions. If there is a deterioration of credit worthiness or actual defaults are higher than the historical experience, management's estimates of recoverability of amounts due to the Company could be adversely affected. All accounts or portions thereof deemed to be uncollectible are written off to the allowance for doubtful accounts. Based on management's review of individual accounts, no allowance for doubtful accounts was considered necessary at December 31, 2018.

Escrow Accounts

From time to time the Company uses the services of an escrow agent to hold funds related to contingent offerings. Amounts held in escrow are not included as part of the assets of the Company.

Furniture and Office Equipment

Furniture and office equipment are stated at cost, less accumulated depreciation and depreciated using the straight-line method over their estimated useful lives.

Revenue Recognition

The Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to ASU 2014-09 (collectively, ASC 606), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope. The Company's services that fall within the scope of ASC 606 are recognized as revenue as the Company satisfies its performance obligation to the customer.

Services within the scope of ASC 606 include dealer manager fees, advisory fees and investment banking fees. On January 1, 2018, the Company adopted the accounting guidance in ASC 606 using the modified retrospective method applied to those contracts with customers which were not completed as of January 1, 2018. The adoption of this ASU did not have a material impact to the Company's financial statements. The Company has elected to use the following optional exemptions and/or practical expedients that are permitted under the ASC 606, which have been applied consistently to all contracts within all reporting periods presented:

- The Company recognizes the incremental cost of obtaining a contract as an expense, when incurred, if the amortization period of the asset that the Company would have recognized is one year or less.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

- For performance obligations satisfied over time, if the Company has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company's performance completed to date, the Company will generally recognize revenue in the amount to which the Company has a right to invoice.
- The Company does not generally disclose information about its remaining performance obligations for those performance obligations that have an original expected duration of one year or less, or where the Company recognizes revenue in the amount to which the Company has a right to invoice.

Dealer manager fees due from the sale of private placements and closed end funds are governed by the placement agent agreement and range from 0.5% to 3.5% of the capital raise. Dealer manager fees consist of a dealer manager fee and a wholesale commission. Dealer manager fees and wholesale commission are considered to be earned on a trade date basis and are recognized as revenue at that point in time. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Dealer manager fees that are re-allowed to third parties are not included in revenues.

Investment banking and advisory fees consist of fees where the Company has been retained as a placement agent in connection with a proposed placement of equity securities to accredited investors, subject to the terms set forth in a private placement memorandum and the amount of the private placement. In consideration for services rendered, the Company is entitled to a placement fee and a due diligence fee in an amount equal to 5.0% and 3.0%, respectively, of all equity committed during the term of the private placement agreement and actually funded. Fees are recognized as revenue when the related services have been performed and the fee has been earned; those fees earned as a percentage of capital raised will be recognized at the time the applicable accredited investor subscription is accepted and offering agreements are fully executed by the issuer of the equity securities which is the point in time the Company satisfies the performance obligation.

Other revenue includes expense reimbursements paid by customers where the Company controls a promised good or service before it transfers the good or service to the customer. In this case the Company is acting in a principal capacity and as a result recognizes revenue on a gross basis. Items included in other revenue consist of reimbursable expenses for printing and fulfillment, software related costs, travel, professional fees and telephone.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

The Company does not typically enter into long-term revenue contracts with customers, and therefore, does not experience significant contract balances. As of December 31, 2018, the Company did not have any significant contract balances.

Income Taxes

The Company is a "disregarded entity" for income tax purposes, as it is wholly owned subsidiary of Triloma Financial Group, LLC which is taxable as a partnership for income tax purposes. The operations of the Company are included on the Triloma Financial Group, LLC partnership tax return, and are passed through to, and taxable to, the members of Triloma Financial Group, LLC. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements.

NOTE 2 RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Member. Pursuant to the agreement, the Member provides accounting, administration, information technology, compliance services, office space, employee services, and other services. The Member provides these services at no cost to the Company.

Pursuant to the expense sharing agreement with the Member, some designated Company expenses paid by the Member, such as payroll, payroll taxes and rent, are reimbursed by the Company to the Member. As of December 31, 2018, the Company owes the Member reimbursements in amount of $379,465 and is presented as accrued compensation on the statement of financial condition.

A minority member of the controlling member of Triloma Financial Group LLC was a member of the board of trustees of Triloma EIG Global Energy Income Fund and Triloma EIG Energy Income Fund - Term I. The two closed-end funds were managed by an independent board of trustees. The Company's Member was a sponsor and advisor for the two closed end funds. The two closed-end funds liquidated during 2018.

The Company entered into a private placement agreement with a company with which its Member and one of its former employees has an indirect noncontrolling interest; together they have an indirect noncontrolling interest. This agreement was terminated as of December 31, 2017. The Company was compensated based on the equity capital committed during the term of its agreement.

NOTE 2 RELATED PARTY TRANSACTIONS (CONTINUED)

The Company entered into a private placement agreement to raise capital for an issuer. A member of the Company's management had been an officer of the issuer and a member of the issuer's management team prior to, but not during the term of the placement agent agreement. This member of the Company's management holds a non-controlling interest in the issuer. The Company was compensated based on the equity capital committed during the term of its agreement. The Company satisfied its performance obligation in January 2018.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

NOTE 3 FURNITURE AND OFFICE EQUIPMENT

Furniture and office equipment are summarized as follows as of December 31, 2018:

	Useful Lives	Amount
Computers, Printers, and Other Office Equipment	5	$ 11,783
Accumulated Depreciation		(7,585)
Total		$ 4,198

NOTE 4 REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital (as defined under this rule) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $2,316,547 which exceeded the required net capital by $2,288,124.

The Company does not hold customers' cash or securities; therefore, it is not impacted by SEC Rule 15c3-3.

NOTE 5 CONCENTRATIONS

At December 31, 2018, activities related to a private placement offering accounts for 98% of the accounts receivable balance.

The Company maintains most of its cash at a commercial bank. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. Deposit balances in excess of FDIC limits are uninsured. The Company does not consider itself to be at risk with respect to cash.

NOTE 7 SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2018 and determined that there are no material events that would require disclosure in the Company's financial statements.